
July 6, 2015

Ryan C. Farris
President
Ally Auto Assets LLC
200 Renaissance Center
Detroit, MI 48265

>   **Re: Ally Auto Assets LLC**
>   **Registration Statement on Form SF-3**
>   **Filed June 9, 2015**
>   **File No. 333-204844**

Dear Mr. Farris:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2.   Please include bracketed language indicating that the registrant will include disclosure in all prospectuses filed under Securities Act Rule 424 describing how the registrant has met

the requirements of General Instruction I.A.1 of Form SF-3. See Instruction to General Instruction I.A.1 of Form SF-3.

3.   Please confirm that the registrant has met the requirements of General Instruction I.A.1 of Form SF-3 by providing disclosure in an appropriate part of the prospectus describing how the requirements have been met.

4.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus and that finalized agreements will be filed and made part of the registration statement no later than the date of the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Registration Statement Cover Page

5.   Please tell us if you will be offsetting filing fees paid in connection with the prior registration statement against fees due in this registration statement pursuant to Rule 457(p).

6.   With respect to the note on your reliance on Rule 415(a)(6), please also revise to quantify the amount of unsold securities on the prior registration statement and the amount of the prior fee associated with the unsold securities and state whether the offering registered on the prior registration statement has been completed or terminated or the registration statement has been withdrawn. In order aid understanding, please also revise to provide the filing date and file number of the earlier registration statement.

Prospectus Cover Page

7.   Please add brackets to indicate that you will disclose the aggregate principal amount of all securities offered. See 1102(e) of Regulation AB.

Depositor Review of the [Initial] Receivables Pool, page 41

8.   Please revise to disclose review procedures for additional receivables that may be acquired during the revolving period.

9.   Please revise to include a description of the Rule 193 review for assets that may be added to the pool during the revolving period and the corresponding Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB disclosure.

Asset Representations Review, page 44

10.   We note your disclosure that the indenture trustee may, and will at the direction of the holders of a majority of the outstanding principal balance of the controlling class,

following the indenture trustee's receipt of the asset representations reviewer report, determine what additional action to take. Your disclosure appears to indicate that the indenture trustee will not be required to make a determination whether non-compliance with an asset representation or warranty constitutes a breach. If no party is required to make a determination of breach, please revise to disclose how the sponsor, the depositor would evaluate an asset representations reviewer's report that finds non-compliance of the assets with the representations and warranties, or how the sponsor or the depositor would evaluate a repurchase request submitted by a noteholder in response to such a report.

11.   We note your statement that the procedures to be used by the asset representations reviewer will be set forth in the asset representations review agreement, which will be filed with the final prospectus. Please tell us why such information cannot be included in the registration statement. Please also tell us you have not indicated that you will include material information relating to the procedures in the prospectuses that are required to be filed under Securities Act Rules 424(h) and Rule 424(b).

Voting, page 46

12.   General Instruction I.B.1(b) of Form SF-3 requires that the transaction agreements provide for a review of an asset representations reviewer upon the occurrence of the underlying assets meeting a specified delinquency trigger and upon the vote of investors. We note your statement that the indenture trustee will initiate a vote of all the noteholders "through The Depository Trust Company (DTC)." Please revise to explain the procedures for how that will occur.

13.   We note your statement that if at the end of a 45-day period, at least a majority of the noteholders by aggregate principal balance of the notes who have voted choose to approve initiating the asset representations review, the indenture trustee will notify the issuing entity who in turn will direct the asset representations reviewer to conduct a review.   It is not clear how the trust will be notified and can direct the asset representations reviewer to conduct a review. Please revise to clarify.

Dispute Resolution, page 47

14.   We note that you indicate that among other parties, the "indenture trustee (at the direction of at least [a majority] of the outstanding principal balance of the controlling class)" may request that the sponsor or the depositor repurchase a receivable due to a breach in the representations and warranties. Your disclosure appears to imply that only a majority of the controlling class voting for a repurchase request would be able to utilize the dispute resolution provision required by the shelf provisions. Please revise to clarify that investors will be able to request a repurchase and use the dispute resolution provision. Please explain the process that investors will use to notify the transaction parties of a repurchase request and a referral to dispute resolution.

15.   General Instruction I.B.1(c)(A) of Form SF-3 states that the party submitting the repurchase request "shall have the right to refer the matter, at its discretion, to either mediation or arbitration." Please revise to clarify that a non-binding arbitration option remains available to requesting parties.

16.   We note the limitations on the time frame for the arbitration and the scope of discovery. Please tell us why you believe it is appropriate to include these limitations in the registration statement. The limitations would not permit the relevant parties and the arbitrator from determining the appropriate process based on the facts and circumstances of each dispute, and these limitations are also not contemplated by our rules. See Section III.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (stating the Commission's belief that with respect to the dispute resolution provision, investors should have access to all options available to resolve a dispute).

17.   We note your statement that once the representations and warranties with respect to a receivable have been reviewed by a panel, the panel's decision will be binding with respect to that receivable, and such receivable may not be the subject of any additional meditation and arbitration. Please also tell us and revise to make clear whether other parties requesting repurchase relating to receivable may be able to join the arbitration process.

The Sponsor's Portfolio Data, page 51

18.   Please revise to clarify what you consider to be a delinquent asset under your servicing policies and whether the definition of "delinquent receivable" in the Asset Representations Review Delinquency Trigger section is applicable to all uses of the term delinquent throughout the document.

The Indenture, page 72

19.   We note that the depositor will provide a copy of the indenture upon request to a holder of notes. Please revise to indicate that the indenture will be filed and made part of the registration statement no later than the date of the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Credit Risk Retention, page 79

20.   We note your statement that the fair value of the certificates will be equal to at least [5]% of the fair value of all of classes of notes and certificates as of the closing date. Please revise to provide all of the disclosures required by Rule 4(c)(1) of Regulation RR (17 CFR 264.4), including the fair value, or range of values, of the eligible horizontal interest

that the sponsor expects to retain, and the method by which the sponsor will determine any range, tranche sizes, or rates of interest.

21.   We note your statement that the fair value model you use will consider the pricing on the notes, experience with similar receivables, current economic conditions and an analysis of the receivables. Please revise to include the information required by Rule 4(c)(1)(E), (F), and (G) of Regulation RR.

Asset Representations Reviewer, page 111

22.   We note your disclosure that the asset representations reviewer "is not… affiliated with the sponsor… [or any of their affiliates]." Please revise to remove the brackets or advise. See General Instruction I.B.1(b)(A) of Form SF-3.

Appendix A, page A-1

23.   We note your bracketed disclosure, "[The following information with respect to origination prior to January 2006 is not part of the prospectus supplement or prospectus.]" Please revise to delete such language and specifically incorporate Appendix A into the prospectus.

Part II of Form SF-3

Item 15. Undertakings, page 11-1

24.   Please revise to provide revised undertakings for offerings on Form SF-3.

Exhibit Index, page II-6

25.   We note you have indicated that Exhibit 36.1 Form of Depositor CEO Certification and Exhibit 99.5 Form of Asset Representations Review Agreement will be filed by amendment. Please submit these exhibits with your next amendment or advise.

Exhibits 4.1, 4.2, and 4.3

26.   Your forms of agreements do not appear to contain all of the provisions required by General Instructions I.B.1 of Form SF-3. For example, we are not able to locate your dispute resolution provisions. Please revise and confirm that your agreements will contain the provisions required by General Instructions I.B.1 of Form SF-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3676 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief